ANTHONY L.G., PLLC

laura aNTHONy, esq

JOHN CACOMANOLIS, ESQ*

CHAD FRIEND, ESQ, LLM

SVETLANA ROVENSKAYA, ESQ**

_______________________

OF COUNSEL:

Jessica Haggard, esq. ***

MICHAEL R. GEROE, ESQ, CIPP/US****

CRAIG D. LINDER, ESQ*****

PETER P. LINDLEY, ESQ, CPA, MBA

john lowy, esq.******

STUART REED, ESQ

LAZARUS ROTHSTEIN, ESQ.

Harris Tulchin, Esq. *******

www.ANTHONYPLLC.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

*licensed in FL and NY

**licensed in NY and NJ

***licensed in Missouri

****licensed in CA, DC, MO and NY

*****licensed in CA, FL and NY

******licensed in NY and NJ

*******licensed in CA and HI (inactive in HI)

January 11, 2023

VIA ELECTRONIC EDGAR FILING

Office of Energy & Transportation

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Chilean Cobalt Corp. Registration Statement on Form S-1 Filed November 14, 2022 File No. 333-268335

Dear Sir or Madam:

This letter responds to the correspondence from the Staff of the Securities and Exchange Commission (the “SEC”) dated December 9, 2022 providing comments on the above-referenced Registration Statement on Form S-1, submitted November 14, 2022 (the “Prior Filing”) by Chilean Cobalt Corp. (the “Company”). The Company today filed via EDGAR Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment No. 1”). We will separately provide you with a courtesy copy of Amendment No. 1 that is redlined against the Prior Filing. The remainder of this letter responds to the Staff’s comments on the Prior Filing, which are set forth below along with our responses on behalf of the Company. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

1

Form S-1 filed November 14, 2022

Prospectus Summary

Positive Jurisdiction for Investments, page 5

1.	Comment: We note the disclosure that "C3 is located in a Western, mining-friendly jurisdiction." Please clarify here that you are located in Chile.

Response: The Company has revised the referenced disclosure in Amendment No. 1 to clarify that the Company’s operations are located in Chile.

Risk Factors , page 22

2.	Comment: Please revise to discuss potential conflict of interests arising from Mr. Levinson's roles as Chairmain of the Board of Chilean Cobalt Corp. and as CEO of Genlith, Inc.

Response: The Company has revised the disclosure in Amendment No. 1 to discuss potential conflicts of interests arising from Mr. Levinson's roles as Chairman of the Board of Chilean Cobalt Corp. and as CEO of Genlith, Inc.

3.	Comment: The description of your officers and directors' experience suggests that some of your officers and directors are located outside of the United States. Please include a risk factor addressing the risk to U.S. stockholders of effective service of process, enforcing judgments and bringing original actions in foreign courts to enforce liabilities based on the U.S. federal securities laws or advise.

Response: Ignacio Moreno who serves as the Company’s Chile Country Manager and a director of the Company is the only officer and director of the Company that is located outside of the United States, and the Company has revised the disclosure in Amendment No. 1 to include a risk factor addressing the risk to U.S. stockholders of effective service of process, enforcing judgments and bringing original actions in foreign courts to enforce liabilities based on the U.S. federal securities laws with regard to Mr. Moreno.

Risks Related to Our Growth Strategy and Our Markets

Our planned cobalt and copper extraction and planned production operations in Chile will expose us to specific political, financial and oper, page 28

4.	Comment: We note the disclosure that your current exploration operations and planned production and extraction operations in Chile will expose you to risks, such as high inflation. Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

Response: To date, the Company has not experienced any inflationary pressures that have materially impacted the Company’s operations and the Company has revised the disclosure in this risk factor in Amendment No. 1 to include the foregoing statement.

We, our operations, facilities, products and raw materials are subject to environmental, health and safety laws and regulations, and costs, page 39

5.	Comment: We note that your production facilities require numerous operating permits. Please expand on your disclosure to discuss the permit process and the current status of your production facilities in this permit process. See Item 101 (h)(ix) of Regulation S-K.

Response: The Company does not currently have any production facilities in place as these are all in the future planning stages at this time and accordingly, the Company has not yet started the permit process in respect to such planned production facilities and has revised the disclosure in Amendment No. 1 to disclose the foregoing.

2

Description of the Business, page 58

6.

Comment: We note that you do not appear to provide mineral property disclosure for your property in Chile. Please refer to Item 1301 of Regulation S-K regarding required mining property disclosures. Based on your disclosure it appears you have mining operations that are material to your business and you should provide the individual property disclosure specified in Item 1304 of Regulation S-K.

Response: The Company has revised the disclosure in Amendment No. 1 to include mineral property disclosures for the Company’s property in Chile as required by Item 1301 of Regulation S-K and Item 1304 of Regulation S-K. Pursuant to Item 1303(a)(2) of Regulation S-K, since the Company has material mining operations only on one mining property, the Company is not required to provide the information specified in paragraph 1303(b) of Regulation S-K.

7.	Comment: Please revise to include disclosure regarding your exploration program internal controls as required by Item 1305 of Regulation S-K.

Response: The Company has revised the disclosure in Amendment No. 1 to state that there are no internal controls in place at this time as there are currently no exploration and mineral resource reserve estimation efforts by the Company at this time.

Exhibits

8.	Comment: We note the disclosure that on September 17, 2022, the Company and its subsidiary entered into a non-binding letter of intent with Sociedad Legal Minera Soledad Uno de la Sierra Arenillas Atlas and Homero Eduardo Callejas Molina to acquire an additional 1,348 hectares of mining concessions in the main La Cobaltera area. Please update your disclosure regarding this transaction and, as appropriate, file this agreement as a material contract pursuant to Item 601 of Regulation S-K.

Response: The non-binding letter of intent, dated September 17, 2022, has expired. The Company is no longer pursuing it. The disclosure in Amendment No. 1 has been updated to remove discussion of letter of intent.

General

9.

Comment: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company has not presented (nor has the Company authorized anyone on its behalf to present) and the Company does not expect to present (nor does the Company expect to authorize anyone on its behalf to present) any written communications as defined in Rule 405 under the Securities Act to potential investors in reliance on Section 5(d) of the Securities Act. Therefore, there are no supplemental copies of written communications to provide to the Staff.

If the Staff has any further comments regarding the registration statement on Form S-1, or any subsequent amendments to the Company’s registration statement on Form S-1, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Jennifer O'Brien/U.S. Securities and Exchange Commission
Kimberly Calder/U.S. Securities and Exchange Commission
John Coleman/U.S. Securities and Exchange Commission
Claudia Rios/U.S. Securities and Exchange Commission
Loan Lauren Nguyen/U.S. Securities and Exchange Commission
Duncan T. Blount /Chilean Cobalt Corp.
Craig D. Linder, Esq./Anthony L.G., PLLC

625 N. FLAGLER DRIVE, #600 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

3